Filed Pursuant to Rule 424(b)(2)
Registration No. 333-269514

Pricing Supplement No. 18 dated July 22, 2025

(to Prospectus Supplement dated February 17, 2023

and Prospectus dated February 17, 2023)

WELLS FARGO & COMPANY

Medium-Term Notes, Series W

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

The notes offered hereby will be a further issuance of, and form a single tranche with, and have the same terms (other than the original issue date and the issue price) as the $2,250,000,000 aggregate principal amount of the Medium-Term Notes, Series W, Senior Redeemable Fixed-to-Floating Rate Notes issued on April 23, 2025 pursuant to Pricing Supplement No. 15 to the Prospectus Supplement dated February 17, 2023 and the Prospectus dated February 17, 2023 (the “original notes”). The notes offered hereby will have the same CUSIP number as the original notes, will trade interchangeably with the original notes upon settlement and will increase the aggregate principal amount of such tranche to $3,750,000,000.

Aggregate Principal Amount Offered:

$1,500,000,000, plus accrued interest totaling approximately $13.73 per $1,000 principal amount of the notes from, and including, April 23, 2025 to, but excluding, July 29, 2025 ($20,600,000 in the aggregate), the date the Company expects to deliver the notes offered hereby (the “pre-issuance accrued interest”), and additional interest, if any, from July 29, 2025. The pre-issuance accrued interest must be paid by purchasers of the notes offered hereby.

Trade Date:	July 22, 2025

Original Issue Date:	July 29, 2025 (T+5)

Stated Maturity Date:

April 23, 2031; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on April 23, 2030 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after March 21, 2031, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on, and including, April 30, 2026 and ending on, and including, April 22, 2030.

The “Make-Whole Spread” is 0.20%.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	102.355%, plus accrued interest, if any, from July 29, 2025 and the pre-issuance accrued interest.

Agent Discount (Gross Spread):	0.35%

All-in Price (Net of Agent Discount):	102.005%, plus accrued interest, if any, from July 29, 2025 and the pre-issuance accrued interest.

Net Proceeds:	$1,530,075,000, excluding $20,600,000 in pre-issuance accrued interest paid by the purchasers of the notes offered hereby.

Interest Rate:

The notes will bear interest at a fixed rate from April 23, 2025 to, but excluding, April 23, 2030 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, April 23, 2030 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	5.150%

Interest Payment Dates:	Each April 23 and October 23, commencing October 23, 2025 and ending April 23, 2030

Benchmark:	UST 3.875% due June 30, 2030

Benchmark Yield:	3.869%

Spread to Benchmark:	+72 basis points

Re-Offer Yield:	4.589%

Floating Rate Terms

Floating Rate Period:

See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+150 basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January 23, April 23, July 23 and October 23, commencing July 23, 2030, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Neither the Security Registrar nor the Paying Agent identified below shall be named as “our designee” or as Calculation Agent.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,173,750,000

Agents (Joint Lead Managers):	Blaylock Van, LLC	22,500,000
	Loop Capital Markets LLC	22,500,000
	Samuel A. Ramirez & Company, Inc.	22,500,000

Agents (Co-Managers):	ABN AMRO Capital Markets (USA) LLC	18,750,000
	Capital One Securities, Inc.	18,750,000
	Citizens JMP Securities, LLC	18,750,000
	Credit Agricole Securities (USA) Inc.	18,750,000
	Huntington Securities, Inc.	18,750,000
	KeyBanc Capital Markets Inc.	18,750,000
	NatWest Markets Securities Inc.	18,750,000
	Standard Chartered Bank	18,750,000
	U.S. Bancorp Investments, Inc.	18,750,000
	Penserra Securities LLC	15,000,000
	R. Seelaus & Co., LLC	15,000,000
	Telsey Advisory Group LLC	15,000,000
	ANZ Securities, Inc.	11,250,000
	Goodbody Stockbrokers UC	11,250,000
	MUFG Securities Americas Inc.	11,250,000
	nabSecurities, LLC	11,250,000

	Total:	$1,500,000,000

Supplemental Plan of Distribution:

On July 22, 2025, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 102.005%, plus accrued interest, if any, from July 29, 2025 and pre-issuance accrued interest. The purchase price equals the issue price of 102.355% less a discount of 0.35% of the principal amount of the notes.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

United States Federal Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus.

We intend for the notes offered hereby to be treated as part of the same issuance as the original notes for U.S. federal income tax purposes and for the notes to have the same “issue price” as the original notes. Pre-issuance accrued interest will be included in the accrued interest to be paid on the notes on the first interest payment date after the issuance of the notes offered hereby, which will be October 23, 2025. We intend to take the position that a portion of the October 23, 2025 interest payment equal to the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest. If this position is respected, our payment of such pre-issuance accrued interest will not be treated as taxable interest income to U.S. Holders of the notes and the amount of the pre-issuance accrued interest will reduce such U.S. Holder’s adjusted tax basis in the notes. Prospective purchasers of the notes are urged to consult their tax advisors with respect to the tax treatment of pre-issuance accrued interest.

	Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

Security Registrar and Paying Agent:

Computershare Trust Company, N.A., acting through its office at CTSO Mail Operations, 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT Administrator for Wells Fargo (or at such other place or places as may be designated from time to time).

CUSIP:	95000U3W1

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

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